



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05000886

January 4, 2005

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, NW
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-4-2005

Re: General Electric Company
Incoming letter dated December 10, 2004

Dear Mr. Mueller:

This is in response to your letter dated December 10, 2004 concerning the shareholder proposal submitted to GE by Sharon Boyce. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Steve Lippman
Senior Social Research Analyst
Trillium Asset Management
4233 Thackeray Place NE, #A
Seattle, WA 98105

40545

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 10, 2004

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of Sharon Boyce*
Securities Exchange Act of 1934—Section 14(a), Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of our client, General Electric Company ("GE"), to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal (the "Proposal") submitted by Trillium Asset Management Corporation on behalf of Sharon Boyce (the "Proponent"). The Proposal requests GE's Board of Directors to prepare a report for shareowners, at reasonable cost and omitting proprietary information, by December 1, 2005 that details "GE subsidiary NBC Universal Television, Inc.'s broadcast television stations' current activities to meet their public interest obligations." This report "should include quantitative and qualitative information about public service announcements (PSAs), public affairs programming, news programs, children's programs and ascertainment." The Proposal and related correspondence are attached hereto as Exhibit A.

On behalf of our client, we hereby notify the staff of the Division of Corporation Finance (the "Staff") of GE's intention to exclude the Proposal from the 2005 Proxy Materials, and we respectfully request that the Staff concur in our view that the Proposal is excludable pursuant to Rule 14a-8(i)(7), because the Proposal deals with a matter relating to GE's ordinary business operations.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of this letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponent, informing her of GE's intention to omit the Proposal from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2005 Proxy Materials with the Commission. On behalf of GE, we hereby agree to promptly forward to the Proponents any Staff response to this no-action request that the Staff transmits by facsimile to GE only.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Related to GE's Ordinary Business Operations.

Under well-established precedent, we believe that GE may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the GE's ordinary business operations. In Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration is the subject matter of the proposal; the Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree the proposal attempts to "micro-manage" the company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). Such micromanagement may occur where a proposal "seeks to impose specific ... methods for implementing complex policies." *Id.*

A. The Proposal Involves Ordinary Business Operations Because It Pertains to the Nature, Content and Presentation of GE's Television Programming.

When proposals seek a report or additional disclosures pertaining to the nature, content and presentation of broadcast and cable television programming, the Staff has permitted the proposal to be excluded. For example, in *General Electric Company* (avail. Jan. 27, 2000), the Staff concurred with the exclusion of a proposal requesting that GE's board prepare a report to shareowners as to why NBC did not provide full content ratings for programming, an assessment as to the suitability of NBC programs for children and any plans that GE had to make programs more family friendly as constituting ordinary course of business matter relating to the nature, presentation and content of programming. Likewise, in *General Electric Company* (avail. Feb. 8, 1998), the Staff concurred with the exclusion of a proposal that GE's board instruct NBC to review and adapt its policies on informing parents about program content that affects the development of children. In that precedent as well, the Staff viewed the proposal as implicating GE's ordinary business operations because the proposal related to the nature, content and presentation of programming. *See also General Electric Company* (avail. Feb. 2, 1993) (Staff concurred with the exclusion of a proposal requesting that GE prepare a report on policies regarding the presentation of role models in its television programming as constituting ordinary course of business matter relating to the nature, content and presentation of television programming).

The proposal considered in *American Broadcasting Companies, Inc.* (avail. Feb. 24, 1975) is also instructive. There, the proposal requested the establishment of a code of professional standards for persons involved in news and public affairs programs that, among other things, included sections relating to ethics and fairness in gathering and presenting news. The company argued that some aspects of the proposal were either encompassed by Federal Communications Commission regulations or the Federal Communications Act and that failure to comply with applicable standards would result in the company losing its broadcasting licenses. The Staff concurred with the exclusion of the proposal on the basis that the proposal related to ordinary business operations (the standards to be followed in the gathering and dissemination of news). Similarly, in *Capital Cities/ABC, Inc.* (avail. Mar. 23, 1987), the proposal requested a report on the company's policies relating to the presentation of sensitive, controversial or violent portrayals; the expression of contrasting views; and the employment of racial minorities and women in acting and on production crews. In arguing that exclusion of the proposal was appropriate, the company indicated that portions of the proposal requesting a report on policies regarding the presentation of sensitive, controversial or violent portrayals and the expression of contrasting views were matters within the scope of Federal Communications Commission regulations, to the extent not covered by the company's own policies. The Staff concurred with the omission of the proposal pursuant to Rule 14a-8(c)(7), as relating to the nature, presentation and content of television programming.

NBC Universal ("NBCU") is regulated by, among other agencies, the United States Federal Communications Commission (the "FCC"). Section 309 of the Communications Act establishes that the FCC may authorize the grant of a television station application only if the FCC determines that the station will serve the public interest, convenience and necessity. Additionally, once granted authorization by the FCC, a station is required to have its operating license renewed by the FCC on a periodic basis via a public proceeding. If a station is found to be non-compliant with its obligation to operate the station in the public interest, the renewal of the station's application may be denied and the station's legal broadcast operations terminated. The FCC also requires each station to prepare, as part of its day-to-day operations, periodic documents attesting to each station's public interest service. For example, pursuant to 47 C.F.R. § 73.3526, all NBCU stations must prepare a quarterly report summarizing its children's programming and compliance with other children-related obligations as well as a separate quarterly report listing program material that has "provided the station's most significant treatment of community issues" during the preceding three-month period. In fulfilling its stations' obligations under these regulations, NBCU spends large amounts of time, energy and resources to present programming that is consistent with its standards for quality, integrity and entertainment value. Decisions involving what programs to air and how best to present this programming to the public, are the essence of NBCU's ordinary business operations.

The Proposal requests that GE's Board of Directors prepare a report for shareholders, at reasonable cost and omitting proprietary information, by December 1, 2005 that details NBC Universal's "broadcast television stations' current activities to meet their public interest obligations" and which "should include quantitative and qualitative information about public service announcements (PSAs), public affairs programming, news programs, children's programs and ascertainment." Therefore, while not seeking to dictate specific editorial decisions regarding what programs to produce, air or distribute, the Proposal nonetheless seeks to address the nature, content and presentation of media programming by requiring GE to report on its ordinary business activities – *i.e.*, the complex and multifaceted decisions that its NBCU stations undertake in implementing programming decisions that comply with their public service obligations. Indeed, in order to report on such obligations, as the Proposal requests, GE must report on the specific programs that it airs, the substance of those programs, how that content is presented and what effect that content has on GE's compliance with its public interest obligations. Accordingly, because the Proposal requests GE to report on the nature, presentation and content of its programming the Proposal falls within GE's "ordinary business operations" and is excludable pursuant to Rule 14a-8(i)(7).

B. The Proposal Involves Ordinary Business Operations Because It Relates to the General Conduct of one of GE's Legal Compliance Programs.

In addition to involving ordinary business matters that relate to the nature, content and presentation of programming, the Proposal also relates to the general conduct of one aspect of GE's legal compliance program, namely NBC Universal's compliance with FCC regulations regarding its public interest obligations. In *Humana Inc.* (avail. Feb. 25, 1998), the Staff concurred with the omission of a proposal requesting that the company's board of directors oversee an "anti-fraud compliance committee" with certain specified authority and duties on the basis that it related to a matter involving ordinary business (*i.e.*, the general conduct of a legal compliance program). In this regard, the company argued that it was engaged in a "government regulated industry" with compliance obligations relating to statutory and regulatory requirements, including anti-fraud requirements, which all constituted ordinary course of business matters. In granting no-action relief, the Staff concurred that such programs constituted part of the company's ordinary business operations, noting in particular that the proposal did not focus on any violations involving fraud by the company. *See also Hudson United Bancorp* (avail. Jan. 24, 2003) (Staff concurred with the omission of a proposal requesting that the board of directors appoint an independent shareholder committee to investigate possible corporate misconduct under Rule 14a-8(i)(7) on the basis that it related to the general conduct of a legal compliance program); *Duke Power Company* (avail. Mar. 7, 1988) (Staff concurred with the omission of a proposal regarding the preparation of a report by the board of directors providing "the best factual and scientific information available detailing the Company's environmental protection and pollution control activities" as ordinary business operations (*i.e.,* compliance with governmental regulations relating to the environmental impact of power plant emissions)).

As discussed above, NBCU is engaged in a government-regulated industry and, as with the companies cited in the above no-action letters, is subject to regulation by a multitude of international, federal and state regulatory agencies, including the FCC. As discussed above, FCC regulations require NBCU stations to satisfy specific public service requirements, and provide for reporting on and regulatory oversight of how NBCU fulfills those requirements. In fact, a number of NBC Universal ("NBCU") stations currently have such renewal applications pending and one or more will continue to have renewal applications pending through 2007. *See, e.g.*, FCC File No. BRCT-20040601BDX.

The FCC also requires each NBCU station to prepare, as part of its day-to-day operations, periodic documents attesting to each station's public interest service. For example, pursuant to 47 C.F.R. § 73.3526, all NBCU stations must prepare a quarterly report summarizing its children's programming and compliance with other children-related obligations as well as a separate quarterly report listing program material that has "provided the station's most significant treatment of community issues" during the preceding three-month period.

The Proposal requests GE to prepare a report "detailing" NBC Universal's "current activities to meet their public interest obligations." However, the "details" requested by the Proposal include the same information that each NBCU station is required to submit to the FCC on at least a quarterly basis. Specifically, each NBCU station must submit detailed information to the FCC designed to allow that agency to ensure that the station is in compliance with its obligation to act in the public interest. Accordingly, the Proposal specifically requests information that is directly related to one of GE's legal compliance programs - a subject that the Staff has consistently concurred to be part of a company's "ordinary business." While the Proposal alleges that other networks have had their public service activities questioned, the Proposal does not raise any allegation that NBCU is failing to satisfy its obligations, and therefore the Proposal does not raise any significant policy issues. *See Humana Inc.* (avail. Feb. 25, 1998), which is discussed above. Therefore, because the Proposal, if adopted, thereby would relate directly to the general conduct of GE's legal compliance program, the Proposal is excludable in its entirety from GE's 2005 Proxy Materials pursuant to Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if GE excludes the Proposal from its 2005 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Thomas J. Kim, GE's Corporate and Securities Counsel, at (203) 373-2663.

Sincerely,

Ronald O. Mueller

Ronald O. Mueller

ROM/deh
Enclosures

cc: Thomas J. Kim, General Electric Company
Sharon Boyce
Trillium Asset Management Corporation

70303677_1.DOC

EXHIBIT A



Trillium Asset Management Corporation
369 Pine Street, Suite 711 • San Francisco, California 94104-3314
tel 415-392-4806 fax 415-392-4535

Investing for a Better World

November 8, 2003

RECEIVED
NOV 09 2004
B. W. HEINEMAN, JR

Benjamin W. Heineman, Jr.
Corporate Secretary
General Electric
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Heineman:

TRILLIUM ASSET MANAGEMENT is an investment firm specializing in socially responsible asset management and a number of our clients hold General Electric stock. I am writing to notify you of our intention to file a shareholder resolution with GE asking the company's board of directors to report on NBC Universal Television, Inc. broadcast television stations' current activities to meet their public interest obligations.

Trillium Asset Management Corp. submits this resolution for inclusion in the proxy statement in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are filing this resolution on behalf of our client Sharon Boyce, which is the beneficial owner of 215 shares of General Electric common stock that has been held for more than one year. Enclosed is a letter from Ms. Boyce authorizing TRILLIUM ASSET MANAGEMENT to represent her in this matter and a letter providing verification of ownership.

We appreciate the company's efforts to answer some of our questions this summer and are certainly open to further dialogue. Thank you for your consideration of the important issues raised in this resolution.

Sincerely,

Steve Lippman

Steve Lippman
Senior Social Research Analyst
Trillium Asset Management
4233 Thackeray Place NE, #A
Seattle, WA 98105
(206) 633-7815

Report on Meeting Public Interest Broadcasting Obligations

Resolved that shareholders of General Electric Co. ("GE") request the Board of Directors prepare a report, at reasonable cost and omitting proprietary information, made available to shareholders by December 1, 2005, detailing GE subsidiary NBC Universal Television, Inc.'s broadcast television stations' current activities to meet their public interest obligations. The report should include quantitative and qualitative information about public service announcements (PSAs), public affairs programming, news programs, children's programs and ascertainment.

Supporting Statement

The Federal Communications Act of 1934 requires media companies utilizing the publicly owned electromagnetic spectrum to act as public trustees. Both the letter and spirit of the law require broadcasters to fulfill a public interest obligation in exchange for the use of the publicly owned spectrum.

Failure to meet these public interest obligations can result in a loss of a license to operate. Therefore, we think it is of critical interest to shareholders to understand both how our company's television stations are currently meeting their public interest obligations and how they plan to do so in the future.

Over the past year a rapidly growing and politically diverse coalition has focused national attention on the role of media companies in our society. The increasingly critical attention being given to media companies is the result, in part, of their failure to either a) meet their public interest obligations or b) communicate effectively to the public the ways in which they are meeting those obligations. Indeed, just this year, petitions were filed with the FCC to deny the licenses of two Washington, D.C. TV stations (Paxson's WPXW and Fox-owned UPN affiliate WDCA) for failure to uphold their public interest obligations by "failure to serve the educational needs of children." The petitioners argued that the three television shows that the stations claimed to be "educational" do not meet the FCC definition, and that therefore the stations have failed to meet their quota of children's educational programming.

As investors we believe this rising criticism, the recent challenges to operate that television broadcasters face, and the likelihood of the emergence of FCC public interest guidelines all give rise to the need for our company to prepare this report outlining how our company is meeting our public interest obligations and how it plans to do so in the future. This action could preempt license loss, foster good will, and enhance corporate reputation.

We urge you to vote in favor of this resolution asking for disclosure of this information.

Sharon Boyce
248A North Higgins, #125
Missoula, MT 59802

Mr. Steve Lippman
Senior Social Research Analyst
Trillium Asset Management Corporation
369 Pine Street, Suite 711
San Francisco, CA 94104-3314

October 28, 2004

Dear Mr. Lippman:

I hereby authorize Trillium Asset Management Corp. to file a shareholder resolution on my behalf at General Electric relating to public interest broadcasting obligations at NBC. I am the beneficial owner of 215 shares of General Electric common stock that I have held for longer than one year, and I intend to hold this stock through the date of the company's 2005 annual meeting.

I specifically give Trillium Asset Management Corp. the authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder resolution. I understand that my name may appear on the corporation's proxy statement as the filer of the resolution.

Sincerely,

Sharon Boyce

charles SCHWAB
INSTITUTIONAL

PO Box 628290 Orlando Florida 32862-8290

November 4, 2004

TO WHOM IT MAY CONCERN:

Re: Sharon Boyce/Account [redacted]

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 215 shares of common stock in General Electric. These shares have been held continuously for at least one year prior to November 4, 2004.

IF APPLICABLE: The shares are held at Depository Trust Company under the Nominee name of Charles Schwab & Co., Inc.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Sincerely,

Robert B. Shields

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 4, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 10, 2004

The proposal requests that the board prepare a report detailing NBC's broadcast television stations' current activities to meet their public interest obligations.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations (i.e., the general conduct of a legal compliance program). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Mark F. Vilardo
Special Counsel